FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  [X]       Form 40-F  [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [   ]       No.  [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated December 16, 2003

Communication to Investors and Media
SIGNATURES

Communication to Investors and Media
Leica Geosystems AG
Heinrich-Wild-Strasse
No	40 E (C. R. Kennedy Orders)	CH-9435 Heerbrugg
Contact	George Aase, Investor Relations	(Switzerland)
	Phone +41 (0)79 201 5891; +41 (0)71 727 3064	www.leica-geosystems.com

Leica Geosystems dealer wins major contracts in Australia

Heerbrugg, Switzerland / Melbourne, Australia, December 16, 2003 — Leica Geosystems (SWX: LGSN) today disclosed that its distributor in Australia, C.R. Kennedy, had been appointed sole supplier of surveying equipment for two major transport infrastructure projects in Australia. With a combined total construction project budget of AUD 2.18 billion, the projects include The Western Sydney Orbital motorway and the Chatswood / Paramatta Rail Link tunnel. The projects will employ a basket of products from Leica Geosystems including Total Stations, GPS Reference Stations and Rovers, network software to control and monitor the GPS Reference Stations for surveying and machine control, as well as road application software for the GPS Rovers and Total Stations. The network software is the Spider GPS Reference Station software recently launched by Leica Geosystems.

Australia’s Largest Suburban Road Project
The Western Sydney Orbital (“WSO”) motorway, which will connect with three existing motorways, involves construction of 17 interchanges, more than 170 bridges and improvements to many significant local roads. The motorway construction project, expected to be completed by 2007, is the largest and most complex suburban road project in Australia. “C.R. Kennedy is delighted that the range and quality of the Leica Geosystems products and services have once again made it the first choice for surveying projects of this magnitude. Construction of the WSO presents challenges that Leica’s state-of-the-art equipment is specially designed to meet and we look forward to being involved at every stage,” said Stephen Beard, C. R. Kennedy’s Director responsible for Leica Geosystems.

Top-of-the-Range Models Used in Tunnel Project
The second project is the Parramatta to Chatswood Rail Link, the largest publicly funded infrastructure project in New South Wales. The main component of the Chatswood to Epping section will be 13 km of twin tunnels, with tunneling expected to be completed in 2005. The equipment being supplied are top-of-the-range models from the Leica Geosystems Total Stations series as well as the DNA03 Precise Digital Level, all of which are being used to help guide the accuracy of the tunneling between Chatswood and Epping.

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Contact Person:
George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435
Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct)	+41 (0)71 727 3064	E-Mail	George.Aase@leica-geosystems.com
Telephone (operator)	+41 (0)71 727 3131	Fax	+41 (0)71726 5064

Leica Geosystems at a glance
Leica Geosystems is among the world leaders in surveying and data capturing for GIS, with the most comprehensive range of systems and solutions for the surveying, mapping, visualization and modeling of spatial data worldwide. Leica Geosystems develops, manufactures and markets modern systems for terrestrial, land and cadastral surveying, environmental remote sensing, engineering and mechanical engineering, building and construction machine guidance, GIS creation and industrial measurement techniques. In September, Leica Geosystems launched the concept of High Definition Surveying, or “HDS™”. The company is divided into six customer-oriented divisions, and has more than 20 sales companies and 200 sales partners worldwide. In 2002, Leica Geosystems was awarded the Frost and Sullivan Strategic Merger and Acquisition Market Engineering Award and in February 2003, it received a Swiss Technology Award. In September 2003, Leica Geosystems received a corporate sustainability rating of “A” from Centre Info, a member of the SiRi Group (Sustainable Investment Research International Group). With this rating, Leica Geosystems “rates among the most sustainable companies in Switzerland”. Leica Geosystems is listed on the Zurich Stock Exchange (SWX:LGSN). For further information about Leica Geosystems, please visit our web site at: www.leica-geosystems.com.

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

Leica Geosystems, 16 December, 2003	2	C.R. Kennedy Order

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 17 December 2003	By:	/s/ Christian Leu

	Name:	Christian Leu
	Title:	Chief Financial Officer